Ostin Technology Group Co., Ltd.

Building 2, 101/201 1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

VIA EDGAR

August 30, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Andi Carpenter

Re:	Ostin Technology Group Co., Ltd.
Amendment No. 2 to Registration Statement on Form F-1
Filed July 20, 2021
File No. 333-253959

Dear Ms. Carpenter:

Ostin Technology Group Co., Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on August 20, 2021, regarding Amendment No. 2 to Registration Statement on Form F-1 (the “Registration Statement”) submitted to the Commission on July 20, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 3 to the Registration Statement (the “Amendment No. 3”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form F-1/A

Prospectus Cover Page, page 1

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ordinary shares including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

In response to the Staff’s comment, we have included the language on the prospectus cover page that we are a holding company incorporated in the Cayman Islands with no material operations of our own and we conduct substantially all of our operations through our operating entities established in the People’s Republic of China, or the PRC, primarily Jiangsu Austin Optronics Technology Co., Ltd. (“Jiangsu Austin”), our majority owned subsidiary and its subsidiaries. Jiangsu Austin is also partially controlled through a series of contractual arrangements and therefore is also referred to as our variable interest entity, or VIE in the Amendment No. 3.

We hereby confirm there is no limitation or restriction on foreign investment in the industry where Jiangsu Austin operates. We use a VIE structure to control a minority interest in Jiangsu Austin because such minority interest is collectively owned by Jiangsu Austin’s directors, supervisors and senior management members who are subject to timing and volume limitations on the transfer of such interest under the laws of the PRC. The cover page disclosure makes it clear that Chinese regulatory authorities could disallow the VIE structure, which could result in a material change in our operations and the value of our ordinary shares could decline.

We have added cross-references to more detailed information regarding our corporate structure and related risks in the prospectus cover on page 18 of the Amendment No. 3.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, we have disclosed on the prospectus cover page prominent disclosure about the legal and operational risks associated with being based in or having the majority of our operations in China. We also include in the section titled “Risk Factors - Risks Related to Doing Business in China”, more detailed information about these risks, from page 21 to page 30 of the Amendment No. 3.

We also have disclosed under the heading “Recent Regulatory Developments in China” in the Prospectus Summary on page 7 of the Amendment No. 3, addressing recent statements and regulatory actions by China’s government and potential impact on our company. ..

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response: In response to the Staff’s comment, we have revised the manner of referring to the various entities as follows: “our company,” the “Company,” “us” or “we” refer to Ostin Technology Group Co., Ltd. and/or its consolidated subsidiaries, unless the context suggests otherwise. We have also disclosed on the prospectus cover page and under the heading “Overview” in the Prospectus Summary on page 1 of the Amendment No. 3, that we are a holding company incorporated in the Cayman Islands with no material operations of our own, we conduct substantially all of our operations through our operating entities established in the PRC, primarily Jiangsu Austin, our majority owned subsidiary and its subsidiaries. Jiangsu Austin is also partially controlled through a series of contractual arrangements and therefore is also referred to as our VIE in the Amendment No. 3.

Prospectus Summary, page 1

4.	Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

In response to the Staff’s comment, we have disclosed detailed information regarding our VIE structure, the diagram of the corporate structure and all VIE related contracts and arrangements under the heading “Overview” in the Prospectus Summary on page 1, and “Our Corporate History and Structure” in the Prospectus Summary from page 1 to page 4 of the Amendment No. 3. We have also disclosed the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to our contractual arrangements with the VIE, our founders and owners, and the challenges we may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

5.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, we have revised the summary of risk factors from page 5 to page 6 of the Amendment No. 3 with cross-references to the more detailed discussion of these risks in the “Risk Factors” section.

6.	Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

We respectfully advise the Staff that in the opinion of King & Wood Mallesons, our PRC counsel, neither our company nor any of our subsidiaries or our VIE is currently required to obtain regulatory approval from Chinese authorities before listing in the U.S. under any existing PRC law, regulations or rules, including from the CSRC, CAC, or any other relevant Chinese regulatory agencies that is required to approve of the VIE’s operations.

7.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

In response to the Staff’s comment, we have revised our disclosure under the heading “Our Corporate History and Structure” in the Prospectus Summary on page 4 of the Amendment No. 3.

8.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

We respectfully advise the Staff that our VIE and its subsidiaries contributed to 100% of our consolidated revenue and accounted for 100% of our consolidated total assets and liabilities for the fiscal years ended September 30, 2020 and 2019 and the six months ended March 31, 2021 and there was no reconciliation performed between the financial position, cash flows and results of operations of our VIE and us. We have included consolidated financial information relating to the financial position, cash flows and results of operations for our VIE and its subsidiaries for the fiscal years ended September 30, 2020 and 2019 and the six months ended March 31, 2021 on page 2 of the Amendment No. 3.

9.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

We respectfully advise the Staff that our auditor, TPS Thayer LLP, is subject to PCAOB inspection. We have revised the risk factors to address risks related to PCAOB inspection. See “Risk Factors – Risks Related to Doing Business in China – Our ordinary shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.” on page 29 to page 30 of the Amendment No. 3.

Risk Factors, page 6

10.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

In response to the Staff’s comment, we have revised the risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct all or substantially all of our operations. See “Risk Factors – Risks Related to Our Corporate Structure – If the PRC government finds that the VIE Arrangements that establish the structure for operating some of our operations in China do not comply with PRC regulations, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” from page 18 to page 19 of the Amendment No. 3.

11.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, we have added a risk factor to highlight the risk that the Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares and any action relating to Chinese government’s intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factors – Risks Related to Doing Business in China – The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares.” on page 22 of the Amendment No. 3.

12.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

We respectfully advise the Staff that in the opinion of King & Wood Mallesons, our PRC counsel, the revised draft of the Measures for Cybersecurity Review for public comments issued by the CAC on July 10, 2021 is during the public comment period and has not been enacted as of the date hereof. Even if the enacted version of the draft measures would impose enhanced restrictions on data collection and data storage activities, we would not be subject to cybersecurity review under the proposed rules as we are neither an “operator of critical information infrastructure,” nor a “data processor” carrying out data processing activities that affect or may affect national security.

In addition, we have included discussions on how this oversight impacts our business and the offering under the heading “Recent Regulatory Developments in China” in the Prospectus Summary on page 7 of the Amendment No. 3.

Capitalization, page 34

13.	Please revise the section to address the following:

●	Refer to the instructions of Form 20-F, Part I, Item 3B and revise the table to also reflect your indebtedness, distinguishing between guaranteed and unguaranteed, secured and unsecured, and including indirect and contingent indebtedness.

●	Add a bullet to the introductory paragraph that explains the information presented in the Pro Forma As Adjusted with Full Exercise of Over-Allotment Option column, including the number of shares assumed sold.

●	Expand the Ordinary shares caption of the table to also disclose the number of shares assumed outstanding in the (i) Pro Forma as Adjusted and (ii) the Pro Forma As Adjusted with Full Exercise of Over-Allotment Option columns.

In response to the Staff’s comment, we have revised the “Capitalization” section on page 40 of the Amendment No. 3.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Tao Ling
Tao Ling, Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP